ROSIE TARGETCO LLC AND SUBSIDIARIES Consolidated Financial Statements December 31, 2020 (With Independent Auditors’ Report Thereon)

ROSIE TARGETCO LLC AND SUBSIDIARIES Table of Contents Page Independent Auditors’ Report 1 Consolidated Balance Sheet — December 31, 2020 2 Consolidated Statement of Operations and Comprehensive Income — Year ended December 31, 2020 3 Consolidated Statement of Equity — Year ended December 31, 2020 4 Consolidated Statement of Cash Flows — Year ended December 31, 2020 5 Notes to Consolidated Financial Statements 6

Independent Auditors’ Report The Member Rosie Targetco, LLC: We have audited the accompanying financial statements of Rosie Targetco, LLC, which comprise the balance sheet as of December 31, 2020, and the related statements of operations and comprehensive loss, member’s equity, and cash flows for the year then ended, and the related notes to the financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosie Targetco, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles. Philadelphia, Pennsylvania April 29, 2021 KPMG LLP 1601 Market Street Philadelphia, PA 19103-2499 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

ROSIE TARGETCO LLC AND SUBSIDIARIES Consolidated Balance Sheet December 31, 2020 (In thousands) Assets 2020 Current assets: Cash $ 1,069 Restricted cash 23,207 Accounts receivable – trade 730 Total current assets 25,006 Property, plant, and equipment, net 257,608 Other assets: Right of use assets, net 14,428 Other non-current assets 1,467 Total other assets 15,895 Total assets $ 298,509 Liabilities and Equity Current liabilities: Current portion of long-term debt $ 1,625 Accounts payable – trade 16,697 Accounts payable – affiliate 101 Accrued liabilities 106 Derivative instruments 798 Lease liabilities (188) Accrued interest expense 8 Total current liabilities 19,147 Other liabilities: Long-term debt 76,350 Derivative instruments 2,473 Asset retirement obligations 5,019 Long-term lease liabilities 14,749 Total non-current liabilities 98,591 Total liabilities 117,738 Commitments and contingencies Equity: Member’s equity 104,858 Total Rosie TargetCo member’s equity 104,858 Noncontrolling interests 75,913 Total equity 180,771 Total liabilities and equity $ 298,509 See accompanying notes to consolidated financial statements. 2

ROSIE TARGETCO LLC AND SUBSIDIARIES Consolidated Statement of Operations and Comprehensive Income Year ended December 31, 2020 (In thousands) 2020 Operating revenues: Total operating revenues $ 730 Operating costs and expenses: Cost of operations 1,416 Depreciation 1,125 Total operating costs and expenses 2,541 Operating loss (1,811) Other expense: Loss on debt extinguishment (2,904) Interest expense (645) Total other expense (3,549) Net loss (5,360) Less: net loss attributable to noncontrolling interest (55,613) Net income attributable to Rosie TargetCo LLC and subsidiaries 50,253 Other comprehensive loss: Unrealized loss on derivatives (3,271) Other comprehensive loss (8,631) Less: comprehensive loss attributable to noncontrolling interest (55,613) Comprehensive income attributable to Rosie TargetCo LLC and subsidiaries $ 46,982 See accompanying notes to consolidated financial statements. 3

ROSIE TARGETCO LLC AND SUBSIDIARIES

Consolidated Statement of Equity

Year ended December 31, 2020

(In thousands)

	Rosamond Solar Investment LLC Contributed capital	HA Lighthouse LLC Contributed capital	Renew Development HoldCo LLC Contributed capital	(Accumulated deficit) Retained earnings	Accumulated other comprehensive loss	Noncontrolling interest	Total equity
Balance at December 31, 2019	$ —	$ —	$ 5,078	$ (9)	$ —	$ —	$ 5,069
Net income (loss)	—	—	—	50,253	—	(55,613)	(5,360)
Unrealized loss on derivatives	—	—	—	—	(3,271)	—	(3,271)
Transfer of membership interest	3,422	—	(3,422)	—	—	—	—
Non-cash contributions	—	—	34,510	—	—	—	34,510
Cash contributions	—	61,894	83,387	—	—	134,617	279,898
Cash distributions	—	—	(126,984)	—	—	—	(126,984)
Transfer of asset to Renew Development HoldCo LLC	—	—	7,431	(7,431)	—	—	—
Payment of transaction costs	—	—	—	—	—	(3,091)	(3,091)
Balance at December 31, 2020	$ 3,422	$ 61,894	$ —	$ 42,813	$ (3,271)	$ 75,913	$ 180,771

See accompanying notes to consolidated financial statements.

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ROSIE TARGETCO LLC AND SUBSIDIARIES Consolidated Statement of Cash Flows Year ended December 31, 2020 (In thousands) 2020 Cash flows from operating activities: Net loss $ (5,360) Adjustments to reconcile net loss to net cash used by operating activities: Depreciation 1,125 Reduction in carrying amount of right-of-use assets 41 Amortization of debt issuance costs 207 Loss on debt extinguishment 2,904 Cash (used) provided by changes in other working capital: Accounts receivable – trade (730) Accounts payable – trade (1,260) Accounts payable – affiliate 219 Accrued liabilities 106 Other non-current assets (1,467) Operating lease liabilities 92 Net cash used by operating activities (4,123) Cash flows from investing activity: Capital expenditures (200,132) Net cash used by investing activity (200,132) Cash flows from financing activities: Proceeds from issuance of long-term debt 235,974 Payments of long-term debt (156,212) Contributions from members 145,281 Contributions from noncontrolling interests 134,617 Distributions to parent (126,984) Payment of debt issuance and transaction costs (4,145) Net cash provided by financing activities 228,531 Net increase in cash and restricted cash 24,276 Cash and restricted cash at beginning of period — Cash and restricted cash at end of period $ 24,276 Supplemental disclosures: Interest paid $ 675 Non-cash investing and financing activities: Additions to fixed assets for accrued capital expenditures 53,756 Increase to fixed assets for capitalized asset retirement costs 5,019 Decrease to fixed assets for transfer of land (7,223) Increase to lease liabilities due to obtaining ROU assets 14,469 Non-cash contributions - intercompany settlements 34,510 See accompanying notes to consolidated financial statements. 5

(1) Nature of Business Rosie TargetCo LLC and subsidiaries, or the Company, a Delaware limited liability company, owns 100% of Rosie Class B LLC, or Rosie Class B, a Delaware limited liability company. Rosie Class B owns 100% of the Class B membership interests of Rosie TE HoldCo LLC or Rosie TE HoldCo. A third party investor, Morgan Stanley Renewables Inc., or Morgan Stanley, owns 100% of the Class A membership interests of Rosie TE HoldCo. Rosie TE HoldCo owns 100% of Rosie Project HoldCo LLC, or Rosie Project HoldCo, which directly owns 100% of Golden Fields Solar III, LLC, or Golden Fields Solar III. Golden Fields Solar III owns a 192-megawatt, or MW, photovoltaic solar generating facility located in Kern County, California, known as the Facility. The Company was formed as the indirect owner of Rosie DevCo LLC, and the owner of Rosie Class B and Rosie Project HoldCo, for the purposes of developing, financing, and constructing the Facility. The Facility achieved 100% commercial operations, or COD, on December 22, 2020. Prior to the acquisition, Rosie DevCo LLC was transferred to a subsidiary of Clearway Renew LLC, or Clearway Renew, and on November 20, 2020, Rosie TE HoldCo acquired Rosie Project HoldCo from Rosie DevCo LLC. The Company is a limited liability company, whose Class A membership interests are owned by Clearway Energy Operating LLC, through its indirect subsidiary Rosamond Solar Investment LLC, or Rosamond Solar Investment. Clearway Energy Operating LLC acquired its interest in the Company on December 21, 2020. Clearway Energy Operating LLC, is a wholly owned subsidiary of Clearway Energy LLC, which is owned by Clearway Energy, Inc. and Clearway Energy Group LLC, or Clearway Energy Group. The Company’s Class B membership interests are owned by HA Lighthouse LLC, or HASI. HASI acquired its interest on November 20, 2020 for cash consideration of $61.9 million. Prior to these ownership changes, the Company’s Class A and Class B membership interests were owned by Clearway Renew, a wholly owned subsidiary of Clearway Energy Group. Clearway Energy Group is a wholly owned subsidiary of Global Infrastructure Partners III. Clearway Renew retains the Class C membership interests in the Company, which are not participating interests and provide for the potential future allocation of cash in the event of excess returns on investment to HASI. The Company is governed by an Amended and Restated Limited Liability Company Agreement, or LLCA, which is further described below. As of December 31, 2020, Clearway Energy, Inc., through its ownership of Class A and Class C common stock, had a 57.61% economic interest in Clearway Energy LLC, while Clearway Energy Group, through its ownership of Class B and Class D common stock, had a 54.93% voting interest in Clearway Energy, Inc. and a 42.39% economic interest in Clearway Energy LLC. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 6

The diagram below represents the organizational structure of the Company: ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 7

ROSIE TARGETCO LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2020

Prior to November 20, 2020, Rosie Class B directly owned 100% of Rosie TE HoldCo. On November 20, 2020, pursuant to an Equity Capital Contribution Agreement, or ECCA, dated February 25, 2020 and amended November 20, 2020, a portion of Rosie Class B's interest in Rosie TE HoldCo was converted into Class A membership interests and sold to Morgan Stanley for $134.6 million, which is reflected as a cash contribution from noncontrolling interests in the consolidated financial statements. The remaining interest was converted to Class B membership interests held by Rosie Class B. Rosie Class B utilized the tax equity proceeds to repay the tax equity bridge loan for $129.6 million and term converted the remaining construction loan of $79.8 million. See note 5, *Long-Term Debt*, for more information. Clearway Renew's contribution of $39.6 million was utilized to pay the remaining purchase price of Golden Fields Solar III and subsequently, recontributed to fund certain reserve accounts at Rosie TE HoldCo.

A summary of the major agreements entered into by the Company is set forth below:

(a) Power Purchase Agreements

Golden Fields Solar III is contracted under the following power purchase agreements, or PPA agreements, to deliver the energy output of the Facility as well as resource adequacy and renewable energy attributes. Revenue consists of payments based on fixed price applied to actual production amounts. Under the terms of the PPA agreements, Golden Fields Solar III has guaranteed certain performance output that if not achieved could result in the payment of shortfall amounts commencing with COD. See note 2(i), *Revenue Recognition,* for more information.

PPA offtaker	Effective date	Contract capacity (MW)	PPA term [(a)]
City of Palo Alto	02/25/2020	26	25 years
East Bay Community Energy	07/26/2019	112	15 years
Clean Power Alliance	01/30/2020	40	15 years
		178	

(a) PPA term commences on COD date.

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(b) Facility Engineering, Procurement and Construction, or EPC, Agreement Golden Fields Solar III is party to a fixed-price contract with McCarthy Building Companies, Inc., or McCarthy, for the design, engineering, construction, and commissioning of the Facility for $127.2 million. As of December 31, 2020, Golden Fields Solar III incurred costs under this agreement of $129.1 million, all of which were capitalized and reflected in property, plant, and equipment, net on the accompanying consolidated balance sheet. In 2020, the agreement was amended to include change orders totaling $2.7 million, of which $0.8 million has not been incurred as of December 31, 2020. Amounts due to McCarthy of $16.4 million was included in accounts payable – trade as of December 31, 2020. (c) Construction Administration Agreement On February 25, 2020, Golden Fields Solar III entered into a Construction Administration Agreement with Renewables Construction LLC, or Renewables Construction, a subsidiary of Clearway Renew. Under the terms of the agreement, Renewables Construction provided certain construction administrative services for the Facility. As full compensation for the services provided, Renewables Construction was paid a construction administration fee of $19.7 million. The service fee was payable on the Tranche B Funding date. The agreement also required Golden Fields Solar III to pay a bonus amount, as defined in the agreement, to Renewables Construction. As of December 31, 2020, $2.2 million of costs incurred under this agreement were capitalized and reflected in property, plant, and equipment, net on the Company’s consolidated balance sheet and $17.5 million of costs representing a development margin was recorded as a distribution to Clearway Renew. (d) Limited Liability Company Agreement The Company is governed by an amended limited liability agreement, or LLCA. The LLCA provides for allocations of income, taxable items and available cash, which are 50.0% to the Class A Member and 50.0% to the Class B Member, except that allocations of available cash are first utilized to pay back member loans, if any. In addition, subsequent to November 20, 2035, up to 80% of the Class A Member’s cash may be allocated to the Class B Member under the provisions of a related agreement, which provides a reallocation of cash in order to ensure that the Class B Member achieves its target return on investment. If the Class B Member achieves a return above a specified threshold, certain amounts may be allocated to Clearway Renew, through its ownership of the Class C membership interests. In accordance with the provision of the LLCA, the Class A Member is the Manager, as defined, and conducts the activities of the Company on behalf of the members. The Manager has engaged Clearway Asset Services LLC to perform certain of its duties as Manager. All management services provided are at the direction of the Manager and the Manager retains its obligations with respect to its duties and responsibilities. In addition, the LLCA establishes both a review committee, which is responsible for material decisions that protect the interests of both the Class A Member and Class B Member, and is comprised of two members appointed by each of the Class A Member and Class B Member, and an operations committee, which is responsible for advising the Company and the review committee with respect to the Company’s operations. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 9

(2) Summary of Significant Accounting Policies (a) Basis of Presentation and Principles of Consolidation The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The consolidated financial statements include the Company’s accounts and operations and those of its subsidiaries in which the Company has a controlling interest. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling voting interests. As such, the Company applies the guidance of ASC 810, Consolidations, to determine when an entity that is not controlled through its voting interests should be consolidated. (b) Restricted Cash The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statement of cash flows as of December 31, 2020 (in thousands): 2020 Cash $ 1,069 Restricted cash 23,207 Cash and restricted cash shown in the consolidated statement of cash flows $ 24,276 Restricted cash consists primarily of funds held to satisfy the requirements of the Rosie Class B’s debt agreement. These funds are restricted for current debt service payments and payment of construction related costs such as the labor, time, and materials, per the restrictions of the debt agreement. (c) Accounts Receivable – Trade Trade accounts receivable are recorded at the invoiced amount and do not bear interest. There was no allowance for doubtful accounts as of December 31, 2020. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 10

(d) Property, Plant, and Equipment Property, plant, and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Certain assets and their related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in cost of operations in the consolidated statement of operations and comprehensive income. See note 4, Property, Plant, and Equipment, for additional information. Interest incurred on funds borrowed to finance capital projects is capitalized until the project under construction is ready for its intended use. The amount of interest capitalized for the year ended December 31, 2020 was $4.2 million, which includes interest related to debt issuance costs of $1.2 million. (e) Asset Impairments Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate their carrying values may not be recoverable. Such reviews are performed in accordance with ASC 360, Property, Plant, and Equipment. An impairment loss is indicated if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the consolidated statement of operations and comprehensive income. Fair values are determined by a variety of valuation methods, including third-party appraisals, sales prices of similar assets, and present value techniques. There were no indicators of impairment loss as of December 31, 2020. (f) Debt Issuance Costs Debt issuance costs consist of legal fees and closing costs incurred by the Company in obtaining its financing. These costs are capitalized and amortized as interest expense using the effective interest method over the term of the financing obligation and are presented as a direct deduction from the carrying amount of the related debt. During construction, these amounts were included in the calculation of capitalized interest. Amortization expense, included in interest expense in the consolidated statement of operations and comprehensive income was $207 thousand for the year ended December 31, 2020. (g) Leases The Company accounts for its leases under ASC 842 Leases, or Topic 842. Topic 842 requires the establishment of a lease liability and related right-of-use, or ROU, asset for all leases with a term longer than 12 months. The Company evaluates each arrangement at inception to determine if it contains a lease. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 11

The Company records its operating lease liabilities at the present value of the lease payments over the lease term at lease commencement date. Lease payments include fixed payment amounts. The Company determines the relevant lease term by evaluating whether renewal and termination options are reasonably certain to be exercised. The Company uses its incremental borrowing rate to calculate the present value of the lease payments, based on information available at the lease commencement date. All of the Company’s leases are operating leases. See note 9, Leases for information on the Company’s leases. (h) Income Taxes For the period November 20, 2020 through December 31, 2020, the Company is classified as a partnership for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the partner level. Accordingly, no provision has been made for federal or state income taxes in the accompanying consolidated financial statements. For the period January 1, 2020 through November 19, 2020, the Company was a disregarded entity of a partnership for federal and state income tax purposes. Therefore, federal and state income taxes were assessed at the partner level. Accordingly, no provision has been made for federal or state income taxes in the accompanying consolidated financial statements. (i) Revenue Recognition Power Purchase Agreements Operating revenues consist of revenue from electricity sales obtained through PPAs. The Company sells power at a fixed price as described in note 1(a), Power Purchase Agreements. The PPAs are derivative financial instruments that qualify for the normal purchase normal sale exception and as such, the PPAs are accounted for under the revenue recognition guidance in ASC 606, Revenue from Contracts with Customers, or Topic 606, and revenue will be recognized when the underlying power is delivered During 2020, the Company recorded losses under the PPAs of $136 thousand, included in operating revenues in the consolidated statement of operations and comprehensive income, mostly comprised of test energy revenues. For test energy revenues, the Company had to pay the offtakers the difference between a percentage of the contract price as defined in the respective PPAs and the locational marginal price. Merchant Revenue During 2020, the Company recorded $866 thousand of estimated merchant revenue for power sold to Tenaska Power Services, a qualified scheduling entity for the PPA offtakers. This merchant revenue is accounted for in accordance with Topic 606, utilizing the invoicing practical expedient, which represents the electricity delivered. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 12

(j) Derivative Financial Instruments The Company accounts for derivative financial instruments in accordance with ASC 815, Derivatives and Hedging, which requires the Company to recognize all derivative instruments on the balance sheet as either assets or liabilities and to measure them at fair value each reporting period unless they qualify for a normal purchase normal sale exception. Changes in the fair value of non- hedge derivatives are immediately recognized in earnings. The Company uses interest rate swaps to manage its interest rate exposure on long-term debt, which have been designated as cash flow hedges, if certain conditions are met. Changes in the fair value of derivatives accounted for as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income, or OCI, until the hedged transactions occur and are recognized in earnings. On an ongoing basis, the Company qualitatively assesses the effectiveness of its derivatives that are designated as cash flow hedges for accounting purposes in order to determine that each derivative continues to be highly effective in offsetting changes in cash flows of hedged items. If necessary, the Company will perform an analysis to measure the statistical correlation between the derivative and the associated hedged item to determine the effectiveness of such an interest rate swap designated as a hedge. The Company will discontinue hedge accounting if it is determined that the hedge is no longer effective. In this case, the gain or loss previously deferred in accumulated OCI would be frozen until the underlying hedged instrument is delivered, unless the transactions being hedged are no longer probable of occurring in which case the amount in OCI would be immediately reclassified into earnings. See note 3, Accounting for Derivative Instruments and Hedging Activities, for more information. (k) Risks and Uncertainties Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable – trade and derivative instruments. Accounts receivable are concentrated with a small group of customers. The concentration with these companies may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in the economic, industry, or other conditions. The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. Due to the concentration of sales to a small group of customers through PPAs, the Company is exposed to credit risk of potential nonperformance by its customers, which could impact liquidity if a customer was to experience financial difficulties. The maximum amount of loss due to credit risk, should the customers fail to perform, is the amount of the outstanding receivable and any losses associated with replacing these customers. Risks associated with the Company’s operations include the performance of Golden Fields Solar III below expected levels of efficiency and output, shutdowns due to the breakdown or failure of equipment, or catastrophic events such as fires, earthquakes, floods, explosions, pandemics, or other similar occurrences affecting a power generation facility or its energy purchaser. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 13

(l) Fair Value of Financial Instruments The Company accounts for the fair value of financial instruments in accordance with ASC 820, Fair Value Measurement, or ASC 820. The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash, restricted cash, accounts receivable – trade, accounts payable – trade, accounts payable – affiliate, and accrued liabilities approximate fair value because of the short-term maturity of those instruments and are classified as Level 1 within the fair value hierarchy. Derivative instruments consisting of interest rate swaps are recorded at fair value on the Company’s balance sheets on a recurring basis and are classified as Level 2 within the fair value hierarchy as the fair value can be determined based on observable values of underlying interest rates. The fair value of each contract is discounted using a risk free interest rate. In addition, the Company applies a credit reserve to reflect credit risk, which for interest rate swaps is calculated using the bilateral method based on published default probabilities. The credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the Company’s liabilities or that a market participant would be willing to pay for the Company’s assets. For further discussion of interest rate swaps, see note 3, Accounting for Derivative Instruments and Hedging Activities. The fair value of long-term debt is based on expected future cash flows discounted at current interest rates for similar instruments with equivalent credit quality and is classified as Level 3 within the fair value hierarchy. The estimated carrying amount and fair value of the Company’s recorded financial instrument not carried at fair market value as of December 31, 2020 is as follows (in thousands): 2020 Carrying Amount Fair Value Long-term debt, including current portion (a) $ 79,762 $ 81,690 (a) Excludes net debt issuance costs, as shown in note 5, Long-Term Debt. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 14

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows: • Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date. • Level 2 – Inputs other than quoted prices included in Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. • Level 3 – Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety. (m) Commitments and Contingencies In the normal course of business, the Company is subject to various claims and litigation. Management of the Company expects that these various litigation items will not have a material adverse effect on the results of operations, cash flows, or financial position of the Company. (n) Asset Retirement Obligations The Company accounts for its asset retirement obligations, or AROs, in accordance with ASC 410-20, Asset Retirement Obligations, or ASC 410-20. Retirement obligations associated with long- lived assets included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, including obligations arising under the doctrine of promissory estoppel, and for which the timing and/or method of settlement may be conditional on a future event. ASC 410-20 requires the Company to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the Company capitalizes the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its future value, while the capitalized cost is depreciated over the useful life of the related asset. See note 6, Asset Retirement Obligations, for further information. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 15

(o) Tax-Equity Arrangements Rosie Class B’s noncontrolling interest in subsidiaries represents the Class A Member’s interest in the net assets of Rosie TE HoldCo under a tax-equity arrangement, which is consolidated by Rosie Class B. Rosie Class B has determined that the provisions in the contractual agreements of this structure represents a substantive profit sharing arrangement. Further, Rosie Class B has determined that the appropriate methodology for calculating the noncontrolling interest that reflects the substantive profit sharing arrangements is a balance sheet approach utilizing the hypothetical liquidation at book value, or HLBV, method. Under the HLBV method, the amounts reported as noncontrolling interests represent the amounts the Class A Member would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements, assuming the net assets of the funding structures were liquidated at their recorded amounts determined in accordance with U.S. GAAP. The Class A Member’s interests in the results of operations of the funding structure are determined as the difference in noncontrolling interests at the start and end of each reporting period, after taking into account any capital transactions between the structure and its investors. The calculations utilized to apply the HLBV method include estimated calculations of taxable income or losses for each reporting period. (o) Use of Estimates The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of expenses during the reporting period. Actual results may differ from those estimates. (3) Accounting for Derivative Instruments and Hedging Activities (a) Interest Rate Swaps In accordance with the credit agreement described in note 5, Long-Term Debt, the Company has a series of fixed for floating interest rate swaps for 95% of the outstanding term loan amount, intended to hedge the risks associated with floating interest rates. The interest rate swap agreements were entered into on February 25, 2020, became effective on December 31, 2020, amortize through July 31, 2044, and have a mandatory early termination date of January 31, 2028. The Company will pay its counterparties quarterly the equivalent of a weighted average rate of 1.446% fixed interest payment on a predetermined notional value, and the Company will receive quarterly the equivalent of a floating interest payment based on three-month LIBOR calculated on the same notional value. (b) Volumetric Underlying Derivative Transactions The total notional amount of the forward-starting interest rate swaps was $75.7 million at December 31, 2020. The notional amount of the interest rate swaps will decrease in proportion to the loan. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 16

(c) Fair Value of Derivative Transactions The following table summarizes the Company’s derivative liabilities on the consolidated balance sheet as of December 31, 2020 (in thousands): 2020 Derivatives designated as cash flow hedges: Interest rate contracts current $ 798 Interest rate contracts long-term 2,473 Total derivatives $ 3,271 (d) Accumulated Other Comprehensive Loss The following table summarizes the effects on the Company’s accumulated OCI balance attributable to interest rate swaps designated as cash flow hedge derivatives (in thousands): Accumulated OCI balance at December 31, 2019 $ — Mark-to-market of cash flow hedge accounting contracts (7,133) Reclassified from accumulated OCI into income due to realization of previously deferred amounts 3,862 Accumulated OCI balance at December 31, 2020 $ (3,271) Amounts reclassified from accumulated OCI into income are recorded to interest expense. As of December 31, 2020, $797 thousand of losses are expected to be realized from accumulated OCI during the next 12 months. Actual amounts reclassified into earnings could vary from the amounts currently recorded as a result of future changes in interest rates. (4) Property, Plant, and Equipment The Company’s major classes of property, plant, and equipment as of December 31, 2020 were as follows (in thousands): 2020 Depreciable lives Plant equipment $ 258,733 20 - 31 years Total property, plant, and equipment 258,733 Less accumulated depreciation (1,125) Net property, plant, and equipment $ 257,608 ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 17

(5) Long-Term Debt On December 30, 2019, Rosie DevCo LLC and Rosie Class B, designated co-borrowers on behalf of Rosamond Central, executed a borrowing arrangement with a consortium of banking institutions, or the Rosamond Central Financing Agreement, for the construction financing of assets. The Rosamond Central Financing Agreement provided for up to $246.5 million in financing and total letters of credit of $23.8 million. The facility consists of a $90.7 million construction loan that converted to a term loan upon completion of construction, $132.1 million investment tax credit, or ITC bridge loan, and a $23.7 million cash equity bridge loan. The loans had an interest rate of one-month LIBOR plus an applicable margin of 1.50% per annum and commitment fees of 0.50% per annum on any unused portion of the financing agreements described above. On November 17, 2020, $4.4 million of the construction loan and $0.9 million of the ITC bridge loan was repaid as part of the recalculation of debt sizing associated with an increase in site lease payments. On November 20, 2020, the cash equity bridge loan outstanding of $21.3 million was repaid from the first tax equity funding. On December 31, 2020, Rosie Class B converted the remaining construction loan to a $79.8 million term loan and repaid the remaining ITC bridge loan of $129.6 million, utilizing proceeds from tax equity funding. The term loan has an interest rate of LIBOR plus an applicable margin of 1.75% per annum, which escalates 0.25% on the fourth anniversary of term conversion. The term loan will mature on December 31, 2027 and is secured by the Company’s interests in the Facility. The term loan was assigned to Rosie Class B. At December 31, 2020, outstanding letters of credit totaled $19.5 million, $13.4 million supporting the PPAs and $6.1 million to support the debt service reserve requirement under the Rosamond Central Financing Agreement. The Company pays on a quarterly basis a letter of credit fee of 1.875% per annum on amounts outstanding on the letter of credit facility, which escalates 0.25% on the fourth anniversary of term conversion. In addition, Clearway Energy Group had issued a construction letter of credit in favor of the administrative agent pursuant to the Rosamond Central Financing Agreement for $35.4 million as of December 31, 2020, which was cancelled on January 4, 2021. As of December 31, 2020, long-term debt consists of the following (in thousands): 2020 Total long-term debt (including current maturities) $ 79,762 Less current maturities (1,625) Less debt issuance costs, net (1,787) Long-term debt $ 76,350 Distributions from the Company are subject to compliance with the terms and conditions defined in the Rosamond Central Financing Agreement, including a covenant to meet a required debt service coverage ratio of 1.20 to 1.0. At December 31, 2020, Rosie Class B is not subject to the requirements to perform the calculation or make distributions. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 18

ROSIE TARGETCO LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2020

Long-term debt maturities as of December 31, 2020 are summarized as follows (in thousands):

Year ending December 31:		
2021	$	1,625
2022		1,828
2023		2,608
2024		2,804
2025		2,793
Thereafter		68,104
	$	79,762

(6) Asset Retirement Obligations

The Company's AROs are primarily related to future costs associated with site reclamation, facilities dismantlement, and removal of environmental hazards. The following table represents the balance of the ARO as of December 31, 2020, along with additions related to the Company's ARO for the year ended December 31, 2020 (in thousands):

Balance as of December 31, 2019	$	—
Additions		5,019
Balance as of December 31, 2020	$	5,019

(7) Variable Interest Entities, or VIEs

As described in note 1, *Nature of Business*, the Company's subsidiary, Rosie Class B, is the Class B Member of the Rosie TE HoldCo tax-equity arrangement and under the Rosie TE HoldCo LLCA, Rosie Class B conducts and directs all operating activities of Rosie TE HoldCo and is obligated to obtain and maintain letters of credit, guarantees or other security as required by the terms of any major agreement entered into by Golden Fields Solar III.

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The Company, through its ownership of Rosie Class B, consolidates Rosie TE HoldCo, which is a VIE, as it is the primary beneficiary through its role as the Managing Member and it has the ability to direct the activities that most significantly impact the economics of the business. Rosie Class B also has an obligation to absorb losses as well as the right to receive residual returns, through its ownership interests. Accordingly, Rosie Class B continues to consolidate Rosie TE HoldCo subsequent to the sale of Class A membership interests to Morgan Stanley on November 20, 2020. The Company shows the Class A membership interests owned by Morgan Stanley as noncontrolling interests on the Company’s consolidated balance sheet. The summarized financial information for Rosie TE HoldCo as of December 31, 2020 consisted of the following (in thousands): 2020 Other current and non-current assets $ 39,470 Property, plant, and equipment, net 257,608 Total assets 297,078 Current liabilities 16,644 Non-current liabilities 19,768 Total liabilities 36,412 Net assets $ 260,666 (8) Related Party Transactions The Company has the following related party transactions and relationships in addition to the Construction Administration Agreement, described in note 1, Nature of Business and lease agreement in note 9, Leases. Amounts due to Clearway Energy Group subsidiaries are recorded as accounts payable – affiliate and amounts due to the Company from Clearway Energy Group subsidiaries are recorded as accounts receivable – affiliate on the Company’s consolidated balance sheet. These account balances are netted by affiliate party. Rosie TE Holdco has a Project Administration Agreement, or PAA, with Clearway Asset Services LLC, a subsidiary of Clearway Energy Group. The PAA has an initial term of twenty years commencing on February 25, 2020, with provisions for extension until terminated. The PAA provides for the payment of fixed fees that escalate annually, as defined in the agreement, and for the reimbursement of reasonable expenses incurred in connection with its services. For the year ended December 31, 2020, the Company incurred costs of $165 thousand under this agreement. These costs are included in cost of operations in the consolidated statement of operations and comprehensive income. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 20

ROSIE TARGETCO LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2020

Golden Fields Solar III has an amended Operations and Maintenance Agreement, or O&M Agreement, with Clearway Renewable Operations & Maintenance LLC, or RENOM, a subsidiary of Clearway Energy Group. The initial term of the agreement is twenty years commencing on February 25, 2020, and will automatically renew for an additional five year period unless terminated by either party as provided for in the O&M Agreement. Golden Fields Solar III is obligated to reimburse RENOM its mobilization fees, commissioning and start-up expenses, direct operating expenses, capital improvement expenses, and corporate overhead expenses on a monthly basis. The O&M Agreement also requires Golden Fields Solar III to pay an annual profit fee, with an annual escalation of 2.00%, to RENOM if certain conditions are met. No costs were incurred under this agreement for the year ended December 31, 2020.

(9) Leases

Golden Fields Solar III was assigned a solar facility ground lease agreement with HA Rosamond LLC, an affiliate of HASI, which grants Golden Fields Solar III nonexclusive easement rights to use the land on which the solar power facilities are located for a period of 35 years commencing June 15, 2017. On November 18, 2020, Golden Fields Solar III entered into a solar facility ground lease agreement with Rosie Land Holdings LLC, a subsidiary of Clearway Renew, which grants Golden Fields Solar III nonexclusive easement rights to use the land on which the solar power facilities are located for a period of 35 years through March 31, 2056. Golden Fields Solar III has the right to extend the terms for two additional five-year periods.

Lease expense for the year ended December 31, 2020 was $160 thousand. These costs are included in cost of operations in the consolidated statement of operations and comprehensive income.

Operating lease information as of December 31, 2020 was as follows (in thousands, except term and rate):

		2020
ROU assets - operating leases, net	$	14,428
Short-term lease liability - operating leases	$	(188)
Long-term lease liability - operating leases		14,749
Total lease liability	$	14,561
Weighted average remaining lease term		35 years
Weighted average discount rate		5.49 %

		Year ended December 31, 2020
Cash paid for operating leases	$	27

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Maturities of operating lease liabilities as of December 31, 2020 are as follows (in thousands): 2021 $ 618 2022 709 2023 726 2024 744 2025 763 Thereafter 33,567 Total lease payments $ 37,127 Less imputed interest (22,566) Total lease liability - operating leases $ 14,561 (10) Subsequent Events In March 2021, HASI paid an additional $2.5 million as a purchase price adjustment for its Class B interest in the Company which was distributed to Clearway Renew. The Company has evaluated subsequent events from the balance sheet date through April 29, 2021, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose. ROSIE TARGETCO LLC AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2020 22